SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__)

POINT CAPITAL, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

38074W100

 (CUSIP Number)

March 8, 2013

(Date of Event Which Requires Filing of this Statement)
______________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

-------------------

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38074W100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON(S) Eric Weisblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,584,160
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,584,160
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,584,160
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.66% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based upon 30,731,200 shares of common stock outstanding as of May 15, 2013, as reported by Point Capital, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No. 38074W100	13G	Page 3 of 6 Pages

Item 1.

(a)    Name of Issuer:

 Point Capital, Inc.

(b)    Address of Issuer's Principal Executive Offices:

 285 Grand Avenue, Building 5, Englewood, New Jersey 07631

Item 2.

(a)    Name of Person Filing:

 This statement is filed by and on behalf of Eric Weisblum.

(b)    Address of Principal Business Office or, if none, Residence:

 The address of the principal business office of Eric Weisblum is 285 Grand Avenue, Building 5, Englewood, New Jersey 07631.

(c)    Citizenship;

 United States

(d)    Title of Class of Securities:

 Common Stock, par value $0.0001

(e)    CUSIP Number:

 38074W100

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit InsuranceAct (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 38074W100	13G	Page 4 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(3)

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

(a)    Amount beneficially owned:

 3,584,160 shares

(b)    Percent of class:

 11.66%

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

 3,584,160 shares

(ii)   Shared power to vote or to direct the vote:

 0

(iii)  Sole power to dispose or to direct the disposition of:

 3,584,160 shares

(iv)   Shared power to dispose or to direct the disposition of:

 0

Item 5.    Ownership of Five Percent or Less of a Class.

 Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

 Not Applicable.

CUSIP No. 38074W100	13G	Page 5 of 6 Pages

Item 9.    Notice of Dissolution of Group.

 Not Applicable.

Item 10.  Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 38074W100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2013	/s/ Eric Weisblum
Eric Weisblum